Prospectus Supplement, dated April 12, 2005 to
Prospectus dated March 24, 2005	Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-123459

MASISA S.A.

Notice to Holders of Common Stock of Masisa S.A. and American Depositary

Shares, Evidenced by American Depositary Receipts, Representing Common

Stock

of Masisa S.A.

and

TERRANOVA S.A.

Supplement to the Information Statement and Prospectus,

Dated March 24, 2005, Relating to the Proposed Merger

of Masisa S.A. Into Terranova S.A.

On April 12, 2005, at the Ordinary Shareholders Meeting of the holders of common stock without nominal (par) value (“Masisa Common Stock”) of Masisa S.A. (the “Masisa Shareholders”) held in accordance with Chilean corporation law and Masisa S.A.’s bylaws:

•	the Masisa Shareholders approved the payment of an ordinary cash dividend in the aggregate amount of US$12,440,666.47 (or approximately US$ 0.013398459 per share of Masisa Common Stock and approximately US$ 0.40195377 per ADS) to all Masisa Shareholders, including Terranova S.A., a holder of 52.43% of the outstanding Masisa Common Stock, as well as the record holder for holders of American depositary shares (“ADSs”), evidenced by American Depositary Receipts, representing Masisa Common stock, and

•	the Masisa Shareholders approved the payment of an additional cash dividend in the aggregate amount of US$ 54,000,000 (US$ 0.058157396 per share of Masisa Common Stock and approximately US$ 1.74472188 per ADS) to all Masisa Shareholders, including Terranova S.A., a holder of 52.43% of the outstanding Masisa Common Stock, as well as the record holder for holders of ADSs, evidenced by American Depositary Receipts, representing Masisa Common stock, subject to the following conditions: (a) the approval of the merger of Masisa S.A. into Terranova S.A. both at the Extraordinary Shareholders Meeting of Masisa S.A. and Terranova S.A.; (b) that dissenting shareholders of Masisa S.A. will not exercise withdrawal rights for an amount higher than US$6,000,000 and (c) that dissenting shareholders of Terranova S.A. will not exercise withdrawal rights for an amount higher than US$10,000,000.

The ordinary cash dividend will be paid to all record holders of Masisa Common Stock as of April 21, 2005 on April 27, 2005. An additional cash dividend will be paid to all record holders as of May 19, 2005 on May 27, 2005. Masisa S.A. intends to use available cash of approximately US$20 million and approximately US$46.4 million of cash from new borrowings under available credit facilities to pay these ordinary and additional cash dividends. Upon the completion of the proposed merger of Masisa S.A. into Terranova S.A. (the “Merger”), the approximately US$34 million of cash payable to Terranova S.A. in respect of this ordinary and additional cash dividend will be consolidated into the assets of Terranova S.A., as the survivor of the Merger, and Terranova S.A. expects that shortly after the Merger it will use approximately US$34 million of that cash to reduce its outstanding debt, resulting in additional net debt of approximately US$12.4 million.

April 12, 2005